Exhibit 99.8

MERCER PARK BRAND ACQUISITION CORP. Form of Proxy – Annual and Special Meeting of Holders of Class A Restricted Voting Shares to be held on June 2, 2021 702-67 Yonge St. Toronto ON M5E 1J8 Appointment of Proxyholder I/We being the undersigned shareholder(s) of Mercer Park Brand Acquisition Corp. (the “Corporation”) hereby appoint Jonathan Sandelman or, failing this person, Louis Karger. OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein: To register a proxyholder, shareholders MUST send an email to BRND@odysseytrust.com and provide Odyssey Trust Company with their proxyholder’s contact information, amount of shares appointed, name in which the shares are registered if they are a registered shareholder, or name of broker where the shares are held if a beneficial shareholder so that Odyssey may provide the proxyholder with a Username via email. as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of holders of Class B shares of the Corporation to be held virtually at https://web.lumiagm.com/207586819 at 11:00 a.m. (Toronto time), June 2, 2021, or at any adjournment or postponement thereof. MANAGEMENT RECOMMENDS VOTING FOR THE TRANSACTION RESOLUTION AND THE EQUITY INCENTIVE PLAN RESOLUTION AND THE NOMINEES TO THE RESULTING ISSUER BOARD 1. Transaction Resolution. To consider, and, if thought advisable, to pass a special separate resolution (the “Transaction Resolution”), the full text of which is set forth in Appendix “A” to the accompanying management information circular dated May 12, 2021 (the “Circular”) For Against 2. Equity Incentive Plan Resolution. To consider, and, if thought advisable, to pass an ordinary resolution (the “Equity Incentive Plan Resolution”), the full text of which is set forth in Appendix “B” to the accompanying Circular, to approve, conditional on the closing of the Transaction, the proposed equity incentive plan of the Corporation, which includes authorizing the grant of rights to acquire up to 16,406,629 Subordinate, Restricted or Limited Voting shares of the Corporation. For Against 3. Election of Directors. (conditional upon and effective as of the closing of the Transaction (as defined in the Circular)). For Withhold For Withhold For Withhold a. Kyle Kazan b. Graham Farrar c. Jamie Mendola d. Jocelyn Rosenwald e. Lameck Humble Lukanga f. George Raveling g. Bob Hoban h. Hector De Le Torre Authorized Signature(s) – This section must be completed for your instructions to be executed. I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Special Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. Signature(s): Date / / MM / DD / YY

This form of proxy is solicited by and on behalf of Management. Proxies must be received by 11:00 a.m., Toronto time, on May 31, 2021. Notes to Proxy 1. Each holder has the right to appoint a person, who need not be a holder, to attend and represent him or her at the Special Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse. 2. If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name appears on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME: To Vote Your Proxy Online please visit: https://login.odysseytrust.com/pxlogin and click on VOTE. You will require the CONTROL NUMBER printed with your address to the right. If you vote by Internet, do not mail this proxy. To Virtually Attend the Meeting: You can attend the meeting virtually by visiting https://web.lumiagm.com and entering the meeting ID 207-586-819. For further information on the virtual Special Meeting and how to attend it, please refer to the Circular. The password to join the meeting is “brnd2021”. To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at www.odysseycontact.com Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail. Shareholder Address and Control Number Here